UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-Q

For The Quarter Ended August 31, 2014

0-10665
(Commission file number)

SOFTECH, INC.
(Name of small business issuer in its charter)

Massachusetts	04-2453033
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PART I

REGISTRANT INFORMATION

650 Suffolk Street, Suite 415, Lowell, MA 01854
(Address of principal executive offices) (Zip Code)

978-513-2700
Issuer’s telephone number is:

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  X .

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      .

(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      .

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to file its Quarterly Report on Form 10-Q for the three months ended August 31, 2014 within the prescribed time period without unreasonable effort and expense. The Company was delayed in preparing its fiscal year end financial statements and disclosures for inclusion in the Form 10-K for the fiscal year ended May 31, 2014, thereby delaying the year end audit, which in turn delayed the quarterly review. The Form 10-K was ultimately filed on October 7, 2014.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Amy E. McGuire	978	513-2725
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X . No      .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated by the pro forma financial information in the Company’s definitive proxy statement filed September 30, 2013 in connection with the sale of the Company’s CADRA product line (“CADRA Business”) that was completed on October 18, 2013 and as reflected in the Company’s periodic filings on Form 10-Q and Form 10-K following the transaction, the results of operations for the Company’s first quarter ended August 31, 2014 will reflect the sale of the CADRA Business, which occurred during the second quarter of fiscal year 2014.

SofTech, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 16, 2014	By /s/ Amy E. McGuire
Amy E. McGuire
Chief Financial Officer

Date: October 16, 2014	By /s/ Joseph P. Mullaney
Joseph P. Mullaney
Chief Executive Officer

2